Exhibit 99.2

ANNUAL MEETING OF SHAREHOLDERS
of
TELESAT CORPORATION
(the “Company”)
June 1, 2022

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

		Outcome of Vote	Votes For	Votes Against or Withheld, as appliable
1.	The election of the following Directors:	Carried
	(a) Melanie Bernier	Carried	52,631,218	552,126
	(b) Michael Boychuk	Carried	52,578,439	604,905
	(c) Jason A. Caloras	Carried	52,616,002	567,342
	(d) Jane Craighead	Carried	51,653,498	1,529,846
	(e) Richard Fadden	Carried	52,370,991	812,353
	(f) Daniel S. Goldberg	Carried	52,566,356	616,988
	(g) Henry (Hank) Intven	Carried	52,335,893	847,451
	(h) Dr. Mark H. Rachesky	Carried	51,682,715	1,500,629
	(i) Guthrie Stewart	Carried	51,405,015	1,778,329
	(j) Michael B. Targoff	Carried	52,450,025	733,319

2.	Appointment of Deloitte LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the directors of the Company to fix their remuneration	Carried	54,367,942	199,117